CM 3.22

RECD S.E.C.
MAR 0 2 2004
558

SECUR[...]MMISSION

04015798

PD 3/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MIRAMAR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 BROOKSTONE CENTRE PARKWAY
(No. and Street)

COLUMBUS (City), GEORGIA (State) 31904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIO GONZALEZ 706-660-0064
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PORTER KEADLE MOORE, LLP
(Name — if individual, state last, first, middle name)

235 PEACHTREE ST. (Address) ATLANTA (City), GEORGIA (State) 30303 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, JULIO C. GONZALEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIRAMAR SECURITIES, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

ANN H. FULLER
– NOTARY PUBLIC – OFFICIAL SEAL –
MUSCOGEE COUNTY, GA
My Commission Expires December 1, 2005

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIRAMAR SECURITIES, LLC

Financial Statements
and Supplemental Schedule

December 31, 2003 and 2002

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers and Member
Miramar Securities, LLC:

We have audited the accompanying balance sheets of Miramar Securities, LLC (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miramar Securities, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 30, 2004, except for note 3 as to which the
date is February 24, 2004.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

MIRAMAR SECURITIES, LLC

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Cash	$ 21,735	2,547
Marketable investment securities, at market value	54,720	45,874
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $41,608 and $36,012 in 2003 and 2002	4,782	4,979
Deposit with clearing organization	100,000	100,000
Other assets	6,729	8,155
	$ 187,966	161,555
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 72,330	53,601
Payables to affiliates	-	19,519
Commissions payable	35,616	-
Payable to clearing organization	25,110	-
Total liabilities	133,056	73,120
Commitments		
Member's equity	54,910	88,435
	$ 187,966	161,555

See accompanying notes to financial statements.

MIRAMAR SECURITIES, LLC

Statements of Operations

For the Years Ended December 31, 2003 and 2002

	2003	2002
Operating income:		
Commissions	$ 557,947	219,157
Realized gains on sale of marketable investment securities	-	25
Unrealized gains on marketable investment securities	8,846	1,622
Interest and dividends	4,153	3,503
Other income	35,232	14,685
Total operating income	606,178	238,992
Operating expenses:		
Compensation and benefits	409,545	208,457
Selling, general and administrative expenses	94,744	118,786
Brokerage fees	133,251	67,433
Professional fees	29,567	44,054
Occupancy and equipment	5,596	83,691
Total operating expenses	672,703	522,421
Net loss	$ (66,525)	(283,429)

See accompanying notes to financial statements.

MIRAMAR SECURITIES, LLC

Statements of Member's Equity

For the Years Ended December 31, 2003 and 2002

Balance at December 31, 2001	$ 305,704
Capital contributions	66,160
Net loss	(283,429)
Balance at December 31, 2002	88,435
Capital contributions	33,000
Net loss	(66,525)
Balance at December 31, 2003	$ 54,910

See accompanying notes to financial statements.

MIRAMAR SECURITIES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$(66,525)	(283,429)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,596	4,084
Realized gains on sale of marketable investment securities	-	(25)
Unrealized gains on marketable investment securities	(8,846)	(1,622)
Purchases of marketable investment securities	-	(348,602)
Sales and maturities of marketable investment securities	-	547,665
Change in assets and liabilities:		
Other assets	1,426	(4,538)
Accounts payable and accrued expenses	18,729	2,215
Payables to affiliates	(19,519)	(2,666)
Commissions payable	35,616	-
Payable to clearing organization	25,110	-
Net cash used in operating activities	(8,413)	(86,918)
Cash flows from investing activities consisting of purchases of furniture, fixtures and equipment	(5,399)	-
Cash flows from financing activities consisting of capital contributions	33,000	25,000
Net change in cash	19,188	(61,918)
Cash at beginning of period	2,547	64,465
Cash at end of period	$ 21,735	2,547
Noncash financing activities:		
Capital contribution in the form of AFLAC common stock	$ -	41,160

See accompanying notes to financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

Business
Miramar Securities, LLC (the "Company") was incorporated under the laws of the State of Georgia on June 24, 1994 and capitalized on January 24, 1995. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a full-service, fully disclosed introducing broker/dealer.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Marketable Investment Securities
Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes
At its inception, the Company elected S corporation status under the provisions of the Internal Revenue Code and state laws which allowed the income of the Company to be taxed at the shareholder level. Effective December 31, 1998, the Company reorganized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) Marketable Investment Securities

Marketable investment securities at December 31, 2003 and 2002 consist of corporate common stocks with total market values of $54,720 and $45,874, respectively.

(3) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $33,357 which was $16,643 less than its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 3.99 to 1. The decline in net capital in December 2003 was attributable to both a significant decrease in revenue compared to prior months and compared to January 2004, and to significant non-recurring expenses incurred during December 2003.

(3) Net Capital Requirements, continued

As of January 31, 2004, the Company's net capital had risen to $56,020 (unaudited), which is in excess of the required minimum net capital. Additionally, on February 24, 2004, the sole member contributed $25,000 cash as additional capital. The Company is also in the process of selling some of the corporate common stocks that result in deductions from tentative net capital due to both a securities haircut and an undue concentration. Management expects the Company's net capital to remain above the required amount in the future, and the Company's sole member has committed to infuse additional capital, if necessary, in order to ensure the Company meets its capital requirements. Accordingly, management does not anticipate that this noncompliance will have any material impact on the Company's financial position or operations.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

(4) Member's Equity

The Company's member has committed to make all necessary capital contributions to provide the necessary funding to support future cash flow and minimum net capital needs.

(5) Transactions with Companies Under Common Control

The Company operates out of a facility owned by a company (the "Real Estate Company") that is wholly owned by the Company's sole member. This space was provided rent free to the Company through November 2001. The Company incurred rent expense for this office space of $79,468 in 2002 of which $5,834 was payable at December 31, 2002. In February 2003, the Real Estate Company forgave the $5,834 payable and agreed to provide the office space to the Company rent free until further notice.

Prior to May 2000, the Company subleased certain office space that was leased by Diaz-Verson Capital Investments, LLC ("DVC"), an affiliate of the Company by common control. The Company had a payable to DVC of $13,685 at December 31, 2002 to reimburse DVC for expenses paid on behalf of the Company, including sublease rent expense. In April 2003, DVC forgave the entire amount that it was due.

All income from the forgiveness of these payables is reported in other income in the statement of operations.

(6) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and 2002, and for the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

SUPPLEMENTAL

SCHEDULE

MIRAMAR SECURITIES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Computation of net capital:	
Member's equity	$ 54,910
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	(200)
Furniture, fixtures and equipment, net	(4,782)
Other assets	(3,479)
Haircuts on securities	(8,208)
Undue concentration	(4,884)
Net capital	33,357
Minimum capital required to be maintained (greater of $50,000 or 6 2/3% of aggregate indebtedness)	50,000
Net capital less than amount required	$ (16,643)
Computation of aggregate indebtedness:	
Total aggregate indebtedness	$ 133,056
Ratio of aggregate indebtedness to net capital	3.99 to 1
Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2003):	
Net capital, as reported in Part II (unaudited) FOCUS report	$ 50,794
Audit adjustments, net	(9,720)
Difference in nonallowable assets	(7,717)
Net capital per above	$ 33,357

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Managers and Shareholder
Miramar Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Miramar Securities, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934 ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were inadequate at December 31, 2003, to meet the SEC's objectives.

While the following observation does not appear to constitute a "material inadequacy" as defined in Rule 17a-5(g)(3), we note the nature, size and direction of the net adjustments identified in our audit and recorded by management in the audited financial statements combined with the relatively small excess of net capital as reported over the required minimum net capital creates the opportunity that past computations of net capital as reported by the Company may have shown an excess over the minimum that was inaccurate or that might not have existed. In fact, the net capital at December 31, 2003 based on the audited 2003 financial statements was less than the minimum required net capital; whereas, the FOCUS report originally filed for the quarter ended December 31, 2003 showed a nominal excess of net capital over the minimum required.

This report is intended solely for the use of the Board of Managers, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 30, 2004